Filed pursuant to Rule 424(b)(3)
Registration No. 333-111590

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 6, 2004)

ROYAL GOLD, INC.

3,000 SHARES OF COMMON STOCK

     This prospectus supplement is being delivered in connection with the offer of 3,000 shares of common stock, $.01 par value per share (the “Common Stock”) of Royal Gold, Inc. (together with it subsidiaries, “Royal Gold” or the “Company”) to Roger Steininger in connection with the acquisition of a 2.5% net profits interest royalty on the Buckhorn South property, located in Eureka County, Nevada. This document supplements the prospectus dated July 7, 2004.

     We will pay all expenses of the issuance of the Common Stock. We will not pay underwriting discounts, commissions or finder’s fees in connection with issuing these shares.

     Royal Gold’s common stock is traded on the Nasdaq National Market under the symbol “RGLD.” On April 18, 2005, the reported last sale price of our common stock on the Nasdaq National Market was $17.640 per share. Our common stock is also traded on The Toronto Stock Exchange under the symbol “RGL.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-4.

     Neither the Securities and Exchange Commission nor state securities regulators have approved or disapproved these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 19, 2005.

PROSPECTUS SUPPLEMENT

PROSPECTUS

Special Note About Forward-Looking Statements	ii
Incorporation by Reference	ii
Summary	1
Risk Factors	3
Use of Proceeds	7
Distribution of Securities	8
Selling Stockholders	8
Legal Matters	9
Experts	9
Where You Can Find More Information	9

     In this prospectus supplement, we use the terms “Royal Gold,” “the Company,” “we,” “us” and “our” to refer to Royal Gold, Inc. and its subsidiaries.

(i)

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

          This prospectus supplement, the related prospectus and the documents incorporated herein by reference contain certain forward-looking statements and information relating to us that are based on our beliefs and assumptions as well as information currently available to management. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the SEC or otherwise. The words “believe,” “estimate,” “expect,” “anticipate,” and “project” and similar expressions are intended to identify forward-looking statements, which speak only as of the date the statement is made. These statements are included or incorporated by reference in this prospectus supplement. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements may include, but are not limited to, information regarding projected cash flows, reserves, mineralization, settlement of the Casmalia matter, planned levels of expenditures, and our belief that future growth will more likely occur as a result of acquisitions, rather than from exploration, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this prospectus supplement, including those set forth in “Risk Factors,” describe factors, among others, that could contribute to or cause such differences.

INCORPORATION OF DOCUMENTS BY REFERENCE

          The SEC allows us to “incorporate by reference” the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus supplement and the related prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (except current reports on Form 8-K containing only Regulation FD or Regulation G disclosure furnished under Items 9 or 12 of Form 8-K), until the offering of our securities under this registration statement is completed or withdrawn:

1. our Annual Report on Form 10-K for the fiscal year ended June 30, 2004, including those portions incorporated by reference therein of our definitive proxy material on Schedule 14A as filed with the SEC on October 7, 2004;

2. our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004;

3. our Quarterly Report on Form 10-Q for the quarter ended December 31, 2004;

4. our Current Reports on Form 8-K filed on July 15, 2004, July 28, 2004, August 31, 2004, October 18, 2004, November 12, 2004, December 14, 2004, December 30, 2004, February 25, 2005, March 1, 2005, and April 4, 2005.

5. the description of our common stock contained in our Registration Statement on Form S-1 (Registration No. 2-84642).

6. the description of our Series A Junior Participating Preferred Stock issuable under our rights agreement, as contained in our registration statement on Form 8-A, filed September 12, 1997; and

7. all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (except current reports on Form 8-K containing only Regulation FD or Regulation G disclosure furnished under Items 9 or 12 of Form 8-K) after the date of this prospectus supplement and before the termination of the offering.

          We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus supplement. To request a copy of any or all of these documents, you should write or telephone us at: Stockholder Relations, Royal Gold, Inc., 1660 Wynkoop Street, Suite 1000, Denver, CO 80202, (303) 573-1660. To obtain timely delivery, you must request the information from us no later than five days before you must make your investment decision.

SUMMARY

          This summary highlights selected information about our company. This summary is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us you should read carefully this entire prospectus supplement and the related prospectus, including the “Risk Factors” section and the other documents we refer to and incorporate by reference. In particular, we incorporate important business and financial information in this prospectus supplement by reference.

THE COMPANY

          Royal Gold, Inc., together with its subsidiaries, is engaged in the business of acquisition and management of precious metals royalties.

          We seek to acquire existing royalties or to finance projects that are in production or near production in exchange for royalty interests. Royalties are passive (non-operating) interests in mining projects that provide the right to revenue from the project after deducting specified costs, if any. We also explore and develop properties thought to contain precious metals and seek to obtain royalty interests and other carried ownership interests in these properties through the subsequent transfer of interests to other mining companies. We expect that substantially all of our revenues will continue to be derived from royalty interests. We do not conduct mining operations at this time. During the 2004 fiscal year, we focused on the management of our existing royalty interests, the acquisition of royalty interests, and the creation of royalty interests through exploration.

          Our principal mineral property interests are:

➢	two sliding-scale gross smelter returns, or GSR, royalty interests;

➢	one fixed GSR royalty interest; and

➢	one net value royalty interest,

all relating to a mining complex known as the Pipeline Mining Complex, which includes the Pipeline and South Pipeline gold deposits, operated by the Cortez Joint Venture, which is a joint venture between Placer Cortez, Inc. (60%), a subsidiary of Placer Dome, Inc., and Kennecott Explorations (Australia) Ltd. (40%), a subsidiary of Rio Tinto;

➢	one 1.8% NSR royalty on the majority of the Leeville Project, which includes the development stage Leeville underground mine and a portion of the Carlin East mine, operated by Newmont Mining Corporation; and

➢	one 0.9% NSR royalty on the SJ Claims, which covers a portion of the Betze-Post open pit mine, at the Goldstrike operation operated by Barrick Gold Corporation.

          Our other producing royalty interests include a 1.75% to 3.5% NSR sliding-scale royalty interest covering a portion of the Bald Mountain mine, operated by Placer Dome U.S. Inc. The sliding-scale royalty increases or decreases with the gold price, adjusted by the 1986 Producer Price Index. Our royalty rate would increase to 2% around a gold price of $500 per ounce. We also own a 2% NSR royalty on a number of properties in Santa Cruz Province, Argentina, including the Martha silver mine, which is operated by Coeur d’Alene Mines Corporation (“Coeur d’Alene”).

          On October 14, 2004, we purchased two royalty interests in the Troy underground silver and copper mine, operated by Revett Silver Company (“Revett”), located in northeastern Montana. The first royalty is a production payment equivalent to a 7.0% GSR Royalty from all metals and products produced and sold from the Troy mine. The GSR Royalty will extend until either cumulative production of 90% of the current reserves is reached, or we receive $10.5 million in cumulative payments, whichever occurs first. The second royalty is a Perpetual Royalty, also from the Troy mine, which begins at 6.1% on any production in excess of 100% of the currently identified reserves, and steps down to a perpetual 2% after cumulative production has exceeded 115% of the current reserves.

          Estimates received from the mine operators during the first quarter of calendar year 2004 indicated that gold production, attributable to our royalty interests, for calendar year 2004 was expected to be approximately 952,000 ounces from the Pipeline Mining Complex, 116,000 ounces from the Carlin East mine at the Leeville Project, 515,000 ounces from the SJ Claims and 55,000 ounces from the Bald Mountain mine. The Martha silver mine was expected to produce 1.3 million ounces of silver attributable to our royalty interest for the 2004 calendar year. As of December 31, 2004, the mine operators have reported production attributable to our royalty interests of 1,003,604 ounces from the Pipeline Mining Complex, 105,629 ounces from the Carlin East mine located at the Leeville Project, 476,377 ounces from the SJ Claims and 24,592 ounces from the Bald Mountain mine.

          In addition, as of June 30, 2004, we own royalty interests in the following exploration stage projects. None of our non-producing stage projects contain proven and probable reserves.

➢	A 5% NSR royalty interest on a portion of the Mule Canyon project, located in Lander County, Nevada;

➢	A 14% net profits interest royalty on the Buckhorn South project, located in Eureka County, Nevada;

➢	A 1% NSR royalty interest on the Long Valley gold project, located in eastern California;

➢	A 1% NSR royalty, on possible production of precious metals on an exploration property in Russia;

➢	A 2% NSR royalty on a number of exploration properties in Santa Cruz Province, Argentina, currently owned by Yamana Gold, Inc.;

➢	1% NSR royalty interest on the Simon Creek project, located in Eureka County, Nevada;

➢	A 0.25% net value royalty interest on the Horse Mountain project, located in Lander County, Nevada;

➢	A 1.5% net value royalty interest on the Ferris/Cooks Creek project, located in Lander County, Nevada;

➢	A 0.5% NSR royalty interest on the Rye project, located in Pershing County, Nevada; and

➢	A 2.5% NSR royalty interest on the BSC project, located in Elko County, Nevada.

          During the second quarter of fiscal 2004, we assigned some of our non-producing gold exploration properties in Nevada, which we obtained as part of our acquisition of High Desert Mineral Resources, Inc. in December 2002. As of June 30, 2004, we have assigned four properties, dropped two properties and we continue to hold two remaining properties. We have retained a 0.75% NSR royalty on precious metals production from each of the four assigned properties. We have no further obligations with respect to the four assigned properties. A description of the four retained royalty interests follows:

➢	A 0.75% NSR royalty on a 60% interest in the Copper Basin project, located in Lander County, Nevada;

➢	A 0.75% NSR royalty on a 67% interest (approximate) on the ICBM project, located in Lander County and Humboldt County, Nevada;

➢	A 0.75% NSR royalty on the Long Peak project, located in Lander County, Nevada; and

➢	A 0.75% NSR royalty on the Dixie Flats project, located in Elko County, Nevada.

          During the past fiscal year we also evaluated opportunities in North America, Europe, South America, Asia, Russia and Africa.

          We derive most of our revenue from royalties from the Pipeline Mining Complex. In fiscal 2004, we generated royalty revenues of $18,737,676 million from the Pipeline Mining Complex, representing 88% of our total revenues. In addition, we generated royalty revenue of $729,717 million from the Carlin East mine located at the Leeville Project, $1,398,629 million from the SJ Claims, $230,713 million from the Bald Mountain mine, and $256,336 million from the Martha Mine.

          We were incorporated under the laws of the State of Delaware on January 5, 1981. Our executive offices are located at 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202, (303) 573-1660, and we maintain a web site at www.royalgold.com.

RISK FACTORS

          An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement, before making an investment decision. You should also consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” in our annual report on Form 10-K for the year ended June 30, 2004, which is incorporated by reference in this prospectus supplement, which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our securities could decline due to any of these risks. In addition, please read “Special Note About Forward-Looking Statements” in this prospectus supplement, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Our revenues are largely dependent on a single property.

          In fiscal 2004, 88% of our revenues were derived from royalties from the Pipeline Mining Complex. We expect that revenue from our royalties on the Pipeline Mining Complex will continue to account for most of our revenues in the near future. Our success is, therefore, dependent on the extent to which the Pipeline Mining Complex continues to be successful, and on the extent to which we are able to acquire or create other royalty interests.

We own passive interests in mining properties, and it is difficult or impossible for us to ensure properties are operated in our best interest.

          All of our current revenue is derived from royalties on properties operated by third parties. The holder of a royalty interest typically has no executive authority regarding development or operation of a mineral property. Therefore, we are not in control of basic decisions regarding development or operation of any of the properties in which we hold a royalty interest, and we have limited or no legal rights to influence those decisions.

          Our strategy of having others operate properties in which we retain a royalty or other passive interest puts us generally at risk to the decisions of others regarding all basic operating matters, including permitting, feasibility analysis, mine design and operation, processing, plant and equipment matters, and temporary or permanent suspension of operations, among others. These decisions may be motivated by the best interests of the operator rather than to maximize royalties. Although we attempt to secure contractual rights that will permit us to protect our interests, there can be no assurance that such rights will always be available or sufficient, or that our efforts will be successful in achieving timely or favorable results or in affecting the operations of the properties in which we have royalty interests in ways that would be beneficial to our stockholders.

Decreases in prices of precious metals would reduce our royalty revenues.

          The profitability of precious metals mining operations (and thus the value of our royalty interests and exploration properties) is directly related to the market price of precious metals. The market prices of various precious metals fluctuate widely and are affected by numerous factors beyond the control of any mining company. These factors include industrial and jewelry fabrication demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold sales and loans by central banks, forward sales by gold producers, global or regional political, economic or banking crises, and a number of other factors. If the market price of precious metals should drop, our royalty revenues would also drop. Our sliding-scale GSR1 royalty amplifies this. When the gold price falls below the steps in the sliding-scale GSR1 royalty, we receive a lower royalty rate on production. In addition, if gold prices drop dramatically, we might not be able to recover our investment in royalty interests or properties. The selection of a royalty investment or of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can have a material adverse effect on the economics of a mine, and can eliminate or have a material adverse impact on the value of royalty interests.

          The volatility in gold prices is illustrated by the following table, which sets forth, for the periods indicated, the high and low prices in U.S. dollars per ounce of gold, based on the London PM fix.

Gold Price Per Ounce ($)

Year	High	Low
1997	$367	$283
1998	313	273
1999	326	253
2000	312	263
2001	293	256
2002	349	278
2003	416	320
2004	454	375
January 1 – April 15, 2005	444	411

We depend on the services of our Chairman, Chief Executive Officer and President and other key employees.

          We believe that our success depends on the continued service of our key executive management personnel. Currently, Stanley Dempsey is serving as Chief Executive Officer and Chairman of the Board of Directors, and Tony Jensen is serving as President. Mr. Dempsey’s knowledge of the legal and commercial aspects of royalties and his extensive contacts within the mining industry give us an important competitive advantage. Mr. Jensen has extensive experience in mining operations. Loss of the services of Mr. Dempsey, Mr. Jensen or other key employees could jeopardize our ability to maintain our competitive position in the industry. We currently do not have key person life insurance for any of our officers or directors.

Our revenues and the production estimates from our operators are subject to operational risks of the mining industry.

          Although we are not required to pay operating costs, our financial results are subject to all of the hazards and risks normally associated with developing and operating mining properties, both for the properties where we are exploring or indirectly for properties operated by others where we hold royalty interests. The metals production by our operators are subject to the following risks. In addition, the annual production estimates provided to us by the operators of our mining properties, and in which preparation we do not participate, are subjective estimates subject to the following risks, among others:

•	insufficient ore reserves;

•	fluctuations in production costs that may make mining of ore uneconomic;

•	declines in the price of gold;

•	significant environmental and other regulatory restrictions;

•	labor disputes;

•	geological problems;

•	pit walls or tailings dam failures;

•	natural catastrophes such as floods or earthquakes; and

•	the risk of injury to persons, property or the environment.

          Operating cost increases can have a negative effect on the value of and income from our royalty interests, and may cause an operator to curtail, delay or close operations at a mine site, thereby reducing or eliminating production from the mine.

Estimates of reserves and mineralization by the operators of mines in which we have royalty interests may be incorrect.

          There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond our control or that of the operators of mineral properties in which we have a royalty interest. Reserve estimates on our royalty interests are prepared by the operators of the mining properties, and we do not participate in the preparation of such reports. The estimation of reserves and of other mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production, and the evaluation of mine plans subsequent to the date of any estimate may cause revision of such estimates. The volume and grade of reserves recovered and rates of production may be less than anticipated. Assumptions about prices are subject to great uncertainty and gold prices have fluctuated widely in the past. Declines in the market price of gold or other precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

We may be unable to acquire additional royalty interests.

          Our future success depends upon our ability to acquire royalty interests to replace depleting reserves and to diversify our royalty portfolio. We anticipate that most of our revenues will be derived from royalty interests that we acquire, rather than through exploration and development of properties. In addition, we face competition in the acquisition of royalty interests. If we are unable to successfully acquire additional royalties, the reserves on properties currently covered by our royalties will decline as reserves are mined.

Anticipated federal legislation could decrease our royalty revenues.

          In recent years, the U.S. Congress has considered a number of proposed major revisions of the General Mining Law, which governs the creation and possession of mining claims and related activities on federal public lands in the United States. It is possible that another bill may be introduced in the Congress and it is possible that a new law could be enacted. If and when a new mining law is enacted, it might impose a royalty upon production of minerals from federal lands and might contain new requirements for mined land reclamation, and similar environmental control and reclamation measures. It remains unclear to what extent new legislation may affect existing mining claims or operations, but it could raise the cost of mining operations, perhaps materially affecting operators and our royalty revenue. The effect of any revision of the General Mining Law on royalty interests in the United States cannot be determined conclusively until such revision, if any, is enacted. The majority of our interests are on public lands. If a royalty, assessment, production tax or other levy imposed on and measured by production is charged to the operator at the Pipeline Mining Complex, the amount of that charge would be deducted from gross proceeds for calculation of our two sliding-scale GSR royalties.

The mining industry is subject to significant environmental risks.

          Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations in the United States and abroad intended to ensure the protection of the environment are constantly changing and are generally becoming more restrictive and costly. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the companies within the mining industry, such as the operators of the mines in which we hold a royalty interest, at a reasonable price. If an operator is forced to incur significant costs to comply with environmental regulations or becomes subject to environmental restrictions that limit its ability to continue or expand operations, it could reduce our royalty revenues. To the extent that we become subject to environmental liabilities for the time period during which we were operating properties, the satisfaction of any liabilities would reduce funds otherwise available to us and could have a material adverse effect on our financial condition and results of operations.

          We have recently settled a claim by the EPA against Royal Gold, along with 92 other potentially responsible parties, known as PRPs. The EPA’s allegation was based on the disposal of allegedly hazardous petroleum exploration wastes at the Casmalia Resources Hazardous Waste Site by our predecessor, Royal Resources, Inc., during 1983 and 1984. Although we do not currently expect to incur additional costs in connection with this claim, the State of California has notified us and the other parties who participated in the settlement that it will seek to recover response costs. We do not know and cannot predict the amount of the estimated costs the State would seek to recover but, if we are compelled to pay a large sum, it could materially adversely affect our operations. If the State agrees to a volumetric allocation among the parties, our portion of the liability would be 0.438% of any settlement amount.

          If title to properties are not properly maintained by the operators, our royalty revenues may be decreased. The validity of unpatented mining claims, which constitute a significant portion of the properties on which we hold royalties in the United States, is often uncertain and such validity is always subject to contest. Unpatented mining claims are generally considered subject to greater title risk than patented mining claims, or real property interests that are owned in fee simple.

Foreign operations are subject to many risks.

          Our foreign activities are subject to the risks normally associated with conducting business in foreign countries. This includes exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, foreign environmental laws and enforcement, expropriation or nationalization of property, labor practices and disputes, and uncertain political and economic environments. There are also risks of war and civil disturbances, as well as other risks that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation, without fair compensation. Exploration licenses granted by some foreign countries, like Bulgaria, do not include the right to mine. Each country has discretion in determining whether to grant a license to mine. If an operator cannot secure a mining license following exploration of a property, the value of our royalty interest would be negatively affected. Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation. We currently have interests in projects in Bulgaria, Argentina, and Russia. We also pursue precious metal royalty acquisitions or development opportunities in other parts of the world, including Canada, Australia, other Republics of the former Soviet Union, Asia, Africa and South America.

          We are subject to the considerations and risks of operating in Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments.

          Russian laws, licenses and permits have been in a state of change and new laws may be given a retroactive effect. It is also not unusual in the context of dispute resolution in Russia for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations. In addition, Russian tax legislation is subject to varying interpretations and constant change. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of our Russian operations may not coincide with that of management. As a result, transactions may be challenged by tax authorities and our Russian operations may be assessed additional taxes, penalties and interest, which could be significant. The periods remain open to review by the tax authorities for three years.

          The Company is subject to risks relating to an uncertain or unpredictable political and economic environment in Argentina. In the short term, significant macroeconomic instability in the region is expected to negatively impact the business environment and may lead to longer term changes in the national approaches taken to ownership by foreign companies of natural resources. Argentina has experienced political instability, currency value fluctuations and changes in banking regulations in recent years. Continued or new instability, fluctuations or regulation changes could adversely affect our Argentine revenues.

Our stock price may continue to be volatile and could decline.

          The market price of our common stock has fluctuated and may decline in the future. The high and low closing sale prices of our common stock were $15.48 and $4.00 in fiscal year 2002, $28.42 and $10.04 in fiscal year 2003 and $24.64 and $11.34 in fiscal year 2004. The fluctuation of the market price of our common stock has been affected by many factors that are beyond our control, including:

➢	market prices of gold;

➢	interest rates;

➢	expectations regarding inflation;

➢	ability of operators to produce precious metals and develop new reserves;

➢	currency values;

➢	general stock market conditions; and

➢	global and regional political and economic conditions, and many other factors.

We may change our dividend policy.

          We have declared a cash dividend on our common stock for each fiscal year beginning in fiscal 2000. Our board of directors has discretion in determining whether to declare a dividend based on a number of factors, including prevailing gold prices, economic market conditions and funding requirements for future opportunities or operations. If our board of directors declines to declare dividends in the future, or reduces the current dividend level, our stock price could fall, and the success of an investment in our common stock would depend solely upon any future stock price appreciation in value.

Certain anti-takeover provisions could delay or prevent a third party from acquiring us.

          Provisions in our Certificate of Incorporation may make it more difficult for third parties to acquire control of Royal Gold or to remove management. Some of these provisions:

➢	Permit the board of directors to issue preferred stock that has rights senior to the common stock without shareholder approval;

➢	Provide for three classes of directors serving staggered, three-year terms.

          We are also subject to the business combination provisions of Delaware law that could delay, deter or prevent a change in control. In addition, we have adopted a Stockholder’s Rights Plan that imposes significant penalties upon a person or group that acquires 15% or more of our outstanding common stock without the approval of the board of directors. Any of these measures could prevent a third party from pursuing an acquisition of our company, even if shareholders believe the acquisition is in their best interests.

TERMS OF THE TRANSACTION

          We purchased a 2.5% net profits interest royalty on the Buckhorn South property, located in Eureka County, Nevada, from our former consulting geologist, Roger Steininger, for 3,000 shares of our common stock. He obtained the royalty at Buckhorn South as a component of consulting compensation for his work for the Company in 1994. This is our second acquisition of a net profits interest royalty on the Buckhorn South property. In addition to the new interest, we own a 14% net profits interest royalty on the Buckhorn South project. The acquired interest will be classified as an exploration stage royalty interest for accounting purposes.

          Buckhorn South is a property of approximately 5,000 acres, subject to 265 unpatented mining claims, located about two miles south of the Buckhorn mine. In February 1994, Royal Gold accepted an assignment from Idaho Resources Corporation of the leasehold interest of 131 mining claims located approximately two miles south of the Buckhorn mine, in Eureka County, Nevada. Following some preliminary exploration, Royal Gold located additional claims abutting these leased claims. Royal Gold conducted exploration work from 1994 until October 1997. In October 1997, Royal Gold optioned Buckhorn South to Independence Mining Company (IMC). In August 1998, IMC elected to take an assignment of Royal Gold’s interest in the project and, in return, Royal Gold received a 14% net profits interest royalty on any production from the Buckhorn South property. AngloGold North America Inc. (formerly Independence Mining Company) did exploration work at Buckhorn South from 1999 to 2002. There has been no exploration work at Buckhorn South since Placer Dome Inc. obtained the property from AngloGold North America, Inc. in 2003.

          The Buckhorn South property has known mineralized material of 2.4 million tons, with an average grade of 0.046 ounces per ton. Whether some or all of this mineralization will ever be classified to proven and probable reserve status depends upon whether the operator conducts further work, including but not limited to further drilling and metallurgical testing results and application of economic and technical feasibility factors .

MATERIAL CONTACTS WITH ROGER STEININGER

          Roger Steininger was a geological consultant to Royal Gold and conducted exploration on, and evaluated data regarding properties in Nevada, including the Buckhorn South property. Mr. Steininger also made property acquisition recommendations to the Company. This consulting arrangement was in effect over a period from approximately 1992 through 1999, pursuant to an agreement with an annual renewable term. Total consideration provided by the Company to Mr. Steininger between December 31, 1993 and the end of 1999 consisted of $629,825, the Buckhorn South 2.5% net profits royalty interest being reacquired and options to acquire 45,000 shares of our common stock at fair market value on the various dates of grant, of which he has exercised 26,500 shares, 8,500 shares have expired and the remaining 10,000 shares are outstanding with an exercise price of $14.125.

MARKET FOR THE COMPANY’S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

          The Common Stock of the Company is traded on the Nasdaq Stock Market, under the symbol “RGLD” and on the Toronto Stock Exchange under the symbol “RGL.” The following table shows the high and low sales prices, in U.S. dollars, for the Common Stock on Nasdaq for each quarter since July 1, 2002.

Sales Prices

		High	Low
Fiscal Year
2003	First Quarter (July, Aug., Sept. – 2002)	$19.70	$9.05
	Second Quarter (Oct., Nov., Dec. – 2002)	$26.41	$15.27
	Third Quarter (Jan., Feb., March – 2003)	$28.80	$12.67
	Fourth Quarter (April, May, June – 2003)	$23.06	$13.03
2004	First Quarter (July, Aug., Sept. – 2003)	$25.34	$18.08
	Second Quarter (Oct., Nov., Dec. – 2003)	$23.45	$17.55
	Third Quarter (Jan., Feb., March – 2004)	$21.73	$16.00
	Fourth Quarter (April, May, June – 2004)	$18.30	$11.07
2005	First Quarter (July, Aug., Sept. – 2004)	$17.11	$12.85
	Second Quarter (Oct., Nov., Dec. – 2004)	$19.03	$14.95
	Third Quarter (Jan., Feb., March – 2005)	$19.95	$15.35
	Fourth Quarter (April 1 – April 18 – 2005)	$18.59	$16.75

          On April 18, 2005, the closing price of the Common Stock on Nasdaq was $17.640.

Dividends

          For calendar 2005, we declared an annual dividend of $0.20 per share of common stock, in four quarterly payments of $0.05 each. We paid the first payment of $0.05 per share on January 21, 2005, to shareholders of record at the close of business on January 7, 2005. We anticipate paying the second payment of $0.05 per share on April 22, 2005, to shareholders of record at the close of business on April 8, 2005.

          We paid our first dividend of $0.05 per share on July 21, 2000. For fiscal 2001, we declared our second annual dividend of $0.05 per share on our common stock, payable to holders of record as of July 6, 2001, which was paid on July 20, 2001. For fiscal 2002, we declared a third annual dividend of $0.075 per share of common stock, payable on July 19, 2002, to shareholders of record at the close of business on July 5, 2002. For fiscal 2003, we declared an annual dividend of $0.10 per share of common stock, in two semi-annual payments of $0.05 each. We paid the first payment of $0.05 per share on January 17, 2003, to shareholders of record at the close of business on January 3, 2003. We paid the second payment of $0.05 per share on July 18, 2003, to shareholders of record at the close of business on July 3, 2003. For calendar 2004, we declared an annual dividend of $0.15 per share of common stock, in four quarterly payments of $0.0375 each. We paid the first payment of $0.0375 per share on January 16, 2004, to shareholders of record at the close of business on January 2, 2004. We paid the second payment of $0.0375 per share on April 16, 2004, to shareholders of record at the close of business on April 2, 2004. We paid the third payment of $0.0375 on July 16, 2004 to shareholders of record at the close of business on July 2, 2004. We paid the fourth payment of $0.0375 on October 15, 2004, to shareholders of record at the close of business on October 1, 2004.

          We currently plan to sustain a dividend on a fiscal year basis, subject to the discretion of the board of directors. However, our board of directors may determine not to declare a dividend based on a number of factors including gold prices, economic and market conditions, and the financial needs of opportunities that might arise in the future.

LEGAL MATTERS

          The validity of the common stock to be offered hereby has been passed upon for us by Hogan & Hartson L.L.P., Denver, Colorado.

EXPERTS

          The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended June 30, 2004, the Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, and the Quarterly Report on Form 10-Q for the quarter ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC under the Securities Act a registration statement on Form S-4. This prospectus supplement together with the related prospectus, do not contain all of the information contained in the registration statement and the exhibits to the registration statement. We strongly encourage you to read carefully the registration statement and the exhibits to the registration statement.

          Any statement made in this prospectus supplement or the related prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

          We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other document we file at the following SEC public reference room:

Judiciary Plaza
450 Fifth Street, N.W.
Rm. 1024
Washington, D.C. 20549

          You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. You may read and copy our SEC filings and other information at the Nasdaq National Market at 1735 K Street, NW, Washington, DC 20006.

PROSPECTUS

Royal Gold, Inc.

15,000,000 Shares of Common Stock

        This prospectus relates to 15,000,000 shares of common stock that may be offered and issued from time to time in connection with royalty acquisitions or acquisitions of other businesses, assets, properties or securities.

      The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or controlling persons of the businesses, assets or securities to be acquired. We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries. We do not expect to receive any cash proceeds from the sale of shares of common stock issued pursuant to this prospectus. We may be required to provide further information by means of a post-effective amendment to the registration statement or a supplement to this prospectus once we know the actual information concerning a specific acquisition.

      We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing these shares, although we may pay finder’s fees in specific acquisitions. Any person receiving a finder’s fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

      We may also permit individuals or entities who have received or will receive shares of our common stock in connection with the acquisitions described above to use this prospectus to cover resales of those shares. See “Selling Stockholders” for the identity of any such individuals or entities.

      Royal Gold’s common stock is traded on the Nasdaq National Market under the symbol “RGLD.” On June 30, 2004, the reported last sale price of our common stock on the Nasdaq National Market was $14.17 per share. Our common stock is also traded on The Toronto Stock Exchange under the symbol “RGL.”

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.

       Neither the Securities and Exchange Commission nor state securities regulators have approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

July 6, 2004.

      In this prospectus, we use the terms “Royal Gold,” “the Company,” “we,” “us” and “our” to refer to Royal Gold, Inc. and its subsidiaries.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

      This prospectus, any prospectus supplement and the documents incorporated herein by reference contain certain forward-looking statements and information relating to us that are based on our beliefs and assumptions as well as information currently available to management. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the SEC or otherwise. The words “believe,” “estimate,” “expect,” “anticipate,” and “project” and similar expressions are intended to identify forward-looking statements, which speak only as of the date the statement is made. These statements are included or incorporated by reference in this prospectus. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements may include, but are not limited to, information regarding projected cash flows, reserves, mineralization, settlement of the Casmalia matter, planned levels of expenditures, and our belief that future growth will more likely occur as a result of acquisitions, rather than from exploration, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this prospectus, including those set forth in “Risk Factors,” describe factors, among others, that could contribute to or cause such differences.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supercede information in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (except current reports on Form 8-K containing only Regulation FD or Regulation G disclosure furnished under Items 9 or 12 of Form 8-K), until the offering of our securities under this registration statement is completed or withdrawn:

1. our Annual Report on Form 10-K for the fiscal year ended June 30, 2003, including those portions incorporated by reference therein of our definitive proxy material on Schedule 14A as filed with the SEC on October 14, 2003;

2. our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2003, December 31, 2004 and March 31, 2004;

3. our Current Reports on Form 8-K filed on September 4, 2003, December 1, 2003, December 29, 2003 and April 15, 2004;

4. our Current Report on Form 8-K/A filed on February 6, 2003.

5. the description of our common stock contained in our Registration Statement on Form S-1 (Registration No. 2-84642).

6. the description of our Series A Junior Participating Preferred Stock issuable under our rights agreement, as contained in our registration statement on Form 8-A, filed September 12, 1997; and

7. all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (except current reports on Form 8-K containing only Regulation FD or Regulation G disclosure furnished under Items 9 or 12 of Form 8-K) after the date of this prospectus and before the termination of the offering.

      We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: Stockholder Relations, Royal Gold, Inc., 1660 Wynkoop Street, Suite 1000, Denver, CO 80202, (303) 573-1660. To obtain timely delivery, you must request the information from us no later than five days before you must make your investment decision.

ii

SUMMARY

      This summary highlights selected information about our company. This summary is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us you should read carefully this entire prospectus, including the “Risk Factors‘ section and the other documents we refer to and incorporate by reference. In particular, we incorporate important business and financial information in this prospectus by reference.

THE COMPANY

      Royal Gold, Inc., together with its subsidiaries, is engaged in the business of acquisition and management of precious metals royalties.

      Royal Gold seeks to acquire existing royalties or to finance projects that are in production or near production in exchange for royalty interests. We also explore and develop properties thought to contain precious metals and seek to obtain royalty and other carried ownership interests in these properties through the subsequent transfer of operating interests to other mining companies. We expect that substantially all of our revenues are and will be derived from royalty interests. We do not conduct mining operations. During the 2003 fiscal year, we focused on the acquisition of royalty interests, rather than the creation of royalty interests through exploration. We expect that this emphasis on acquisition and royalty financing, rather than exploration, will continue in the future.

      Our principal mineral property interests are:

•	two sliding-scale gross smelter returns, or GSR, royalty interests;

•	one fixed GSR royalty interest; and

•	one net value royalty interest,

all relating to a mining complex known as the Pipeline Mining Complex, which includes the Pipeline and South Pipeline gold deposits, operated by the Cortez Joint Venture;

•	one 1.8% NSR royalty on the majority of the Leeville Project, which includes a portion of the Carlin East mine, operated by Newmont Mining Corporation; and

•	one 0.9% NSR royalty on the SJ Claims, which covers a portion of the Goldstrike mine operated by Barrick Gold Corporation.

      Our other producing royalty interests include a 1.75% NSR royalty interest covering a portion of the Bald Mountain mine, operated by Placer Dome U.S. Inc., and a 2% NSR royalty on a number of properties in Santa Cruz Province, Argentina, including the Martha mine, which is operated by Coeur d’Alene Mines Corporation.

      In addition, as of December 1, 2003, we own interests in the following exploration stage properties:

•	A 5% NSR royalty interest on a portion of the Mule Canyon project, located in Lander County, Nevada.

•	A 14% net profits interest royalty on the Buckhorn South project, located in Eureka County, Nevada.

•	A 1% NSR royalty interest on the Long Valley gold project, located in eastern California.

•	A 1% carried working interest, equal to a 1% NSR royalty, on possible production of precious metals on an exploration property in Russia.

•	A 2% NSR royalty on a number of exploration properties in Santa Cruz Province, Argentina, currently under evaluation by a joint venture, which includes Yamana Gold, Inc., Compania de Minas Buenaventura S.A.A. and Mauricio Hochschild S.A.C.

•	Royalty interests on five non-operating exploration projects in Nevada.

      In fiscal 2003, we generated royalty revenues of $13.9 million from the Pipeline Mining Complex, representing 88% of our total revenues. In addition, we generated royalty revenue of $0.4 million from the Leeville Project, $0.7 million from the SJ Claims, $0.7 million from the Bald Mountain mine, and $0.1 million from the Martha mine. The Leeville Project is an underground operation, currently under development by Newmont Mining Corporation. Newmont has announced its intention to initiate production at Leeville during the 4th quarter of calendar 2005. Current production on the Leeville Project ground is derived from the Carlin East deposit, also operated by Newmont.

      Royal Gold also provides, through two wholly-owned subsidiaries, Denver Mining Finance Company and Environmental Strategies, Inc., financial, operational, and environmental consulting services to the mining industry and to companies serving the mining industry. During fiscal 2003, 2002 and 2001, we did not generate material income from consulting services.

      Royal Gold was incorporated under the laws of the State of Delaware on January 5, 1981. Our executive offices are located at 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202, (303) 573-1660, and we maintain a web site at www.royalgold.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

RISK FACTORS

      An investment in our securities involves a high degree of risk. We urge you carefully to consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. We urge you also to consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” in our annual report on Form 10-K for the year ended June 30, 2003, which is incorporated by reference in this prospectus, which may be amended, supplemented or superceded from time to time by other reports we file with the SEC in the future. Additional risks, including those that relate to any particular securities that we will offer, will be included in the applicable prospectus supplement. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our securities could decline due to any of these risks. In addition, please read “Special Note About Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Our revenues are largely dependent on a single property.

      In fiscal 2003, 88% of our revenues were derived from royalties from the Pipeline Mining Complex. We expect that revenue from our royalties on the Pipeline Mining Complex will continue to account for most of our revenues in the near future. Our success is therefore dependent on the extent to which the Pipeline Mining Complex continues to be successful, and on the extent to which we are able to acquire or create other royalty interests.

We own passive interests in mining properties, and it is difficult or impossible for us to ensure properties are operated in our best interest.

      All of our current revenue is derived from royalties on properties operated by third parties. The holder of a royalty interest typically has no executive authority regarding development or operation of a mineral property. Therefore, we are not in control of basic decisions regarding development or operation of any of the properties in which we hold a royalty interest, and we have limited or no legal rights to influence those decisions.

      Our strategy of having others operate properties in which we retain a royalty or other passive interest puts us generally at risk to the decisions of others regarding all basic operating matters, including permitting, feasibility analysis, mine design and operation, processing, plant and equipment matters, and temporary or permanent suspension of operations, among others. These decisions may be motivated by the best interests of the operator rather than to maximize royalties. Although we attempt to secure contractual rights that will permit us to protect our interests, there can be no assurance that such rights will always be available or sufficient or that our efforts will be successful in achieving timely or favorable results or in affecting the operations of the properties in which we have royalty interests in ways that would be beneficial to our stockholders.

Decreases in prices of precious metals would reduce our royalty revenues.

      The profitability of precious metals mining operations (and thus the value of our royalty interests and exploration properties) is directly related to the market price of precious metals. The market prices of various precious metals fluctuate widely and are affected by numerous factors beyond the control of any mining company. These factors include industrial and jewelry fabrication demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold sales and loans by central banks, forward sales by gold producers, global or regional political, economic or banking crises, and a number of other factors. If the market price of precious metals should drop, our royalty revenues would also drop. Our sliding-scale GSR1 royalty amplifies this. When the gold price falls below the steps in the sliding-scale GSR1 royalty, we receive a lower royalty rate on production. In addition, if gold prices drop dramatically, we might not be able to recover our investment in royalty interests or properties. The selection of a royalty investment or of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can have a material adverse effect on the economics of a mine, and can eliminate or have a material adverse impact on the value of royalty interests.

      The volatility in gold prices is illustrated by the following table, which sets forth, for the periods indicated, the high and low prices in U.S. dollars per ounce of gold, based on the London PM fix.

	Gold Price
	Per Ounce($)

Year	High	Low

1997	$367	$283
1998	313	273
1999	326	253
2000	313	264
2001	293	256
2002	349	278
2003	400	320
January 1-June 30, 2004	427	375

We depend on the services of our Chairman, Chief Executive Officer and President and other key employees.

      We believe that our success depends on the continued service of our key executive management personnel. Currently, Stanley Dempsey is serving as chief executive officer and chairman of the board of directors, and Tony Jensen is serving as President. Mr. Dempsey’s knowledge of the legal and commercial aspects of royalties and his extensive contacts within the mining industry give us an important competitive advantage. Mr. Jensen’s experience in operations that pay royalties is extensive. Loss of the services of Mr. Dempsey, Mr. Jensen or other key employees could jeopardize our ability to maintain our competitive position in the industry. We currently do not have key person life insurance for any of our officers or directors.

We are subject to operational risks of the mining industry.

      Although we are not required to pay operating costs, our financial results are subject to all of the hazards and risks normally associated with developing and operating mining properties, both for the properties where we are exploring or indirectly for properties operated by others where we hold royalty interests. These risks include:

•	insufficient ore reserves,

•	fluctuations in production costs that may make mining of ore uneconomic;

•	declines in the price of gold; significant environmental and other regulatory restrictions;

•	labor disputes;

•	geological problems;

•	pit walls or tailings dam failures;

•	natural catastrophes such as floods or earthquakes; and

•	the risk of injury to persons, property or the environment.

      Operating cost increases can have a negative effect on the value of and income from our royalty interests, and may cause an operator to curtail, delay or close operations at a mine site.

Estimates of reserves and mineralization by the operators of mines in which we have royalty interests may be incorrect.

      There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond our control or that of the operators of mineral properties in which we have a royalty interest. Reserve estimates on our royalty interests are prepared by the operators of the mining properties, and we do not participate in the preparation of such reports. The estimation of reserves and of other mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production, and the evaluation of mine plans subsequent to the date of any estimate may cause revision of such estimates. The volume and grade of reserves recovered and rates of production may be less than anticipated. Assumptions about prices are subject to great uncertainty and gold prices have fluctuated widely in the past. Declines in the market price of gold or other precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades may materially and adversely affect reserves.

We may be unable to acquire additional royalty interests.

      Our future success depends upon our ability to acquire royalty interests to replace depleting reserves and to diversify our royalty portfolio. We anticipate that most of our revenues will be derived from royalty interests that we acquire, rather than through exploration and development of properties. In addition, we face competition in the acquisition of royalty interests. If we are unable to successfully acquire additional royalties, the reserves on properties currently covered by our royalties will decline as reserves are mined.

Anticipated federal legislation could decrease our royalty revenues.

      In recent years, the U.S. Congress has considered a number of proposed major revisions of the General Mining Law, which governs the creation and possession of mining claims and related activities on federal public lands in the United States. It is possible that another bill may be introduced in the Congress and it is possible that a new law could be enacted. If and when a new mining law is enacted, it might impose a royalty upon production of minerals from federal lands and might contain new requirements for mined land reclamation, and similar environmental control and reclamation measures. It remains unclear to what extent new legislation may affect existing mining claims or operations, but it could raise the cost of mining operations, perhaps materially affecting operators and our royalty revenue. The effect of any revision of the General Mining Law on royalty interests in the United States cannot be determined conclusively until such revision, if any, is enacted. If a royalty, assessment, production tax or other levy imposed on and measured by production is charged to the operator at the Pipeline Mining Complex, the amount of that charge would be deducted from gross proceeds for calculation of our two sliding scale GSR royalties. The majority of our interests are on public lands.

The mining industry is subject to significant environmental risks.

      Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations in the United States and abroad intended to ensure the protection of the environment are constantly changing and are generally becoming more restrictive and costly. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the companies within the mining industry, such as the operators of the mines in which we hold a royalty interest, at a reasonable price. If an operator is forced to incur significant costs to comply with environmental regulations or becomes subject to environmental restrictions that limit its ability to continue or expand operations, it could reduce our royalty revenues. To the extent that we become subject to environmental liabilities for the time period during which we were operating properties, the satisfaction of any liabilities would reduce funds otherwise available to us and could have a material adverse effect on our financial condition and results of operations.

      We have recently settled a claim by the U.S. Environmental Protection Agency against Royal Gold, along with 92 other potentially responsible parties, known as PRPs. The EPA’s allegation was based on the disposal of allegedly hazardous petroleum exploration wastes at the Casmalia Resources Hazardous Waste Site by our predecessor, Royal Resources, Inc., during 1983 and 1984. Although we do not currently expect to incur additional costs in connection with this claim, the State of California has notified us and the other parties who participated in the settlement that it will seek to recover response costs. We do not know and cannot predict the amount of the estimated costs the State would seek to recover but, if we are compelled to pay a large sum, it could materially adversely affect our operations. If the State agrees to a volumetric allocation among the parties, our portion of the liability would be 0.438% of any settlement amount.

If title to properties are not properly maintained by the operators, our royalty revenues may be decreased.

      The validity of unpatented mining claims, which constitute a significant portion of the properties on which we hold royalties in the United States, is often uncertain, and such validity is always subject to contest. Unpatented mining claims are generally considered subject to greater title risk than patented mining claims, or real property interests that are owned in fee simple.

Foreign operations are subject to many risks.

      Our foreign activities are subject to the risks normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, foreign environmental laws and enforcement, expropriation or nationalization of property, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risks that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation, without fair compensation. Exploration licenses granted by some foreign countries, like Bulgaria, do not include the right to mine. Each country has discretion in determining whether to grant a license to mine. If an operator cannot secure a mining license following exploration of a property, the value of our royalty interest would be negatively affected. Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation. We currently have interests in projects in Bulgaria, Argentina, and Russia. We also pursue precious metal royalty acquisitions or development opportunities in other parts of the world, including Canada, Australia, other Republics of the former Soviet Union, Asia, Africa and South America.

      We are subject to the considerations and risks of operating in Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments.

      Russian laws, licenses and permits have been in a state of change and new laws may be given a retroactive effect. It is also not unusual in the context of dispute resolution in Russia for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations. In addition, Russian tax legislation is subject to varying interpretations and constant change. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of our Russian operations may not coincide with that of management. As a result, transactions may be challenged by tax authorities and our Russian operations may be assessed additional taxes, penalties and interest, which could be significant. The periods remain open to review by the tax authorities for three years.

      The Company is subject to risks relating to an uncertain or unpredictable political and economic environment in Argentina. In the short term, significant macroeconomic instability in the region is expected to negatively impact the business environment and may lead to longer term negative changes in the national approaches taken to ownership by foreign companies of natural resources. Argentina has experienced political instability, currency value fluctuations and changes in banking regulations in recent years. Any continued or new instability, fluctuations or regulation changes could adversely affect our Argentine revenues.

Our stock price may continue to be volatile and could decline.

      The market price of our common stock has fluctuated and may decline in the future. The high and low closing sale prices of our common stock were $15.48 and $4.00 in fiscal year 2002, and $28.42 and $10.04 in fiscal year 2003. The high and low closing sale prices for the period from July 1, 2003 to June 30, 2004, were $24.64 and $11.34. The market price of our common stock has fluctuated widely and has been affected by many factors that are beyond our control, including:

•	market prices of gold;

•	interest rates;

•	expectations regarding inflation;

•	ability of operators to produce precious metals and develop new reserves;

•	currency values;

•	general stock market conditions; and

•	global and regional political and economic conditions, and many other factors.

We may change our dividend policy.

      We have declared a cash dividend on our common stock for each fiscal year beginning in fiscal 2000. Our board of directors has discretion in determining whether to declare a dividend based on a number of factors, including prevailing gold prices, economic market conditions and funding requirements for future opportunities or operations. If our board of directors declines to declare dividends in the future, or reduces the current dividend level, our stock price could fall, and the success of an investment in our common stock would depend solely upon any future stock price appreciation in value.

Certain anti-takeover provisions could delay or prevent a third party from acquiring us.

      Provisions in our Certificate of Incorporation may make it more difficult for third parties to acquire control of Royal Gold or to remove management. Some of these provisions:

•	Permit the board of directors to issue preferred stock that has rights senior to the common stock without shareholder approval;

•	Provide for three classes of directors serving staggered, three-year terms.

      We are also subject to the business combination provisions of Delaware law that could delay, deter or prevent a change in control. In addition, we have adopted a Stockholder’s Rights Plan that imposes significant penalties upon a person or group that acquires 15% or more of our outstanding common stock without the approval of the board of directors. Any of these measures could prevent a third party from pursuing an acquisition of our company, even if shareholders believe the acquisition is in their best interests.

USE OF PROCEEDS

      We will be offering and issuing our common stock from time to time in connection with royalty acquisitions or acquisition of other businesses, assets, properties or securities. We will not receive any cash proceeds from these offerings.

DISTRIBUTION OF SECURITIES

      The 15,000,000 shares of our common stock covered by this prospectus are available for use in connection with acquisitions by us of other businesses, assets or securities. The consideration offered by us in such acquisitions, in addition to any shares of common stock offered by this prospectus, may include cash, certain assets and/or assumption by us of liabilities of the businesses, assets or securities being acquired. The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or controlling persons of the businesses, assets or securities to be acquired after taking into account the current and anticipated future value of such businesses, assets or securities, along with all other relevant factors. The shares of common stock issued to the owners of the businesses, assets or securities to be acquired normally are valued at a price reasonably related to the market value of such common stock either at the time an agreement is reached regarding the terms of the acquisition or upon delivery of the shares.

      We may also permit individuals or entities who have received or will receive shares of our common stock in connection with the acquisitions described above, or their transferees or successors-in-interest, to use this prospectus to cover their resale of such shares. See “Selling Stockholders,” as it may be amended or supplemented from time to time, for a list of those individuals or entities who are authorized to use this prospectus to sell their shares of our common stock.

SELLING STOCKHOLDERS

      The selling stockholders listed in any supplement to this prospectus, and any transferees or successors-in-interest to those persons, may from time to time offer and sell, pursuant to this prospectus, some or all of the shares covered by this prospectus.

      Resales by selling stockholders may be made directly to investors or through a securities firm acting as an underwriter, broker or dealer. When resales are to be made through a securities firm, such securities firm may be engaged to act as the selling stockholder’s agent in the sale of the shares by such selling stockholder, or the securities firm may purchase shares from the selling stockholders as principal and thereafter resell such shares from time to time. The fees earned by or paid to such securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. In addition, such securities firm may effect resales through other securities dealers, and customary commissions or concessions to such other dealers may be allowed. Sales of shares may be at negotiated prices, at fixed prices, at market prices or at prices related to market prices then prevailing. Any such sales may be made on The Nasdaq National Market, in the over-the-counter market, by block trade, in special or other offerings, directly to investors or through a securities firm acting as agent or principal, or a combination of such methods. Any participating securities firm may be indemnified against certain liabilities, including liabilities under the Securities Act. Any participating securities firm may be deemed to be an underwriter within the meaning of the Securities Act, and any commission earned by such firm may be deemed to be underwriting discounts or commissions under the Securities Act.

      In connection with resales of the shares sold hereunder, a prospectus supplement, if required, will be filed under Rule 424(b) under the Securities Act, disclosing the name of the selling stockholder, the participating securities firm, if any, the number of shares involved, any material relationship the selling stockholder may have with us or our affiliates, and other details of such resale to the extent appropriate. Information concerning the selling stockholders will be obtained from the selling stockholders.

      Stockholders may also offer shares of stock issued in past and future acquisitions by means of prospectuses under other available registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 145(d) under that Act, and stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

LEGAL MATTERS

      The validity of the common stock to be offered hereby will be passed upon for us by Hogan & Hartson L.L.P., Denver, Colorado.

EXPERTS

      The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The financial statements of High Desert Mineral Resources Inc. incorporated in this Prospectus by reference to the Report on Form 8-K/A filed February 6, 2003 have been so incorporated in reliance on the report of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC under the Securities Act a registration statement on Form S-4. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. We strongly encourage you to read carefully the registration statement and the exhibits to the registration statement.

      Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other document we file at the following SEC public reference rooms:

Judiciary Plaza

450 Fifth Street, N.W.
Rm. 1024
Washington, D.C. 20549

      You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. You may read and copy our SEC filings and other information at the Nasdaq National Market at 1735 K Street, NW, Washington, DC 20006.